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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFINEON TECHNOLOGIES AG

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF 2.00 PER SHARE

(Title of Class of Securities)

45662N1037

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☐ Rule 13d-1(c)

        ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45662N1037

1.	Names of Reporting Persons: SIEMENS AKTIENGESELLSCHAFT		I.R.S. Identification Nos. of Above Persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ NOT APPLICABLE
	(b)	☐ NOT APPLICABLE

3.	SEC Use Only:

4.	Citizenship or Place of Organization: FEDERAL REPUBLIC OF GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 200,000,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
200,000,000

Pursuant to an agreement dated December 5, 2001 between Siemens AG and First Union Trust Company, N.A., as trustee, these 200,000,000 shares were transferred into a trust. Under the terms of the trust, Siemens AG has irrevocably relinquished its voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. Siemens AG continues to be entitled to all the benefits of economic ownership of the shares held by the trustee. We have been advised by First Union Trust Company, N.A. that it changed its name to Wachovia Trust Company, N.A., as of April 1, 2002.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
☒

Excludes 52,052,632 shares held by Siemens Pension Trust e.V. (the German pension trust of Siemens AG) as of December 31, 2002, pursuant to a transfer of shares from Siemens AG on April 26, 2001, as to which shares Siemens AG disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

11.	Percent of Class Represented by Amount in Row (9): 27.7%

12.	Type of Reporting Person (See Instructions): HC, CO

CUSIP NO. 45662N1037

1.	Names of Reporting Persons: SIEMENS NEDERLAND N.V.		I.R.S. Identification Nos. of Above Persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ NOT APPLICABLE
	(b)	☐ NOT APPLICABLE

3.	SEC Use Only:

4.	Citizenship or Place of Organization: THE NETHERLANDS

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 86,292,363

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 86,292,363

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 86,292,363

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 12%

12.	Type of Reporting Person (See Instructions): CO

Item 1.
	(a)	Name of Issuer:
INFINEON TECHNOLOGIES AG
	(b)	Address of Issuer's Principal Executive Offices:
ST.-MARTIN-STRASSE 53 D-81541 MUNICH, GERMANY

Item 2.
	(a)	Name of Person Filing:
SIEMENS AKTIENGESELLSCHAFT (“SIEMENS AG”)

SIEMENS NEDERLAND N.V. (“SIEMENS NEDERLAND”)

Siemens Nederland owns 86,292,363 ordinary shares of the Issuer. Siemens AG owns 100% of the ownership interest in Siemens Nederland. Accordingly, securities owned by Siemens Nederland may be regarded as beneficially owned by Siemens AG.
	(b)	Address of Principal Business Office or, if none, Residence:
For SIEMENS AG: WITTELSBACHERPLATZ 2 D - 80333 MUNICH, GERMANY For SIEMENS NEDERLAND: P.O. BOX 16068 DEN HAAG 2500 BB, THE NETHERLANDS
	(c)	Citizenship:
For SIEMENS AG: FEDERAL REPUBLIC OF GERMANY For SIEMENS NEDERLAND: THE NETHERLANDS
	(d)	Title of Class of Securities:
ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF €2.00 PER SHARE
	(e)	CUSIP Number:
45662N1037

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned:
286,292,363

Of these shares, 86,292,363 are held by Siemens Nederland and 200,000,000 are held in trust pursuant to a trust agreement dated December 5, 2001 between Siemens AG and First Union Trust Company, N.A., as trustee. Under the terms of the trust, Siemens has irrevocably relinquished its voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. Siemens continues to be entitled to all the benefits of economic ownership of t he shares held by the trustee. We have been advised by First Union Trust Company, N.A. that it changed its name to Wachovia Trust Company, N.A., as of April 1, 2002.
(b) Percent of class:
39.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
86,292,363
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
286,292,363
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

Company Name(s):

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ NIELS HARTWIG
Name:	Niels Hartwig
Title:	Corporate Legal Counsel

By:	/s/ DR. OTMAR SCHMITT
Name:	Dr. Otmar Schmitt
Title:	Corporate Finance and Treasury

SIEMENS NEDERLAND N.V.

By:	/s/ THOMAS M. COHN
Name:	Thomas M. Cohn
Title:	Chairman of the Managing Board

By:	/s/ JEAN-CLAUDE KIEFFER
Name:	Jean-Claude Kieffer
Title:	Financial Director and Member of the Managing Board

EXHIBIT INDEX

Exhibit	Description

EXHIBIT A	Agreement of Joint Filing, dated as of February 14, 2003, by and between Siemens Aktiengesellschaft and Siemens Nederland N.V.

EXHIBIT B	Schedule 13G, as of December 31, 2000, previously filed with the Securities and Exchange Commission on February 14, 2001 in paper format. This exhibit restates the text of the Schedule 13G in accordance with Rule 13d-2(e).

EXHIBIT C	Schedule 13G/A, as of December 31, 2001, previously filed with the Securities and Exchange Commission on January 11, 2002 in paper format. This exhibit restates the text of the Schedule 13G/A in accordance with Rule 13d-2(e).

EXHIBIT A

AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Ordinary Shares of Infineon AG and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 14, 2003.

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ NIELS HARTWIG
Name:	Niels Hartwig
Title:	Corporate Legal Counsel

By:	/s/ DR. OTMAR SCHMITT
Name:	Dr. Otmar Schmitt
Title:	Corporate Finance and Treasury

SIEMENS NEDERLAND N.V.

By:	/s/ THOMAS M. COHN
Name:	Thomas M. Cohn
Title:	Chairman of the Managing Board

By:	/s/ JEAN-CLAUDE KIEFFER
Name:	Jean-Claude Kieffer
Title:	Financial Director and Member of the Managing Board

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFINEON TECHNOLOGIES AG

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF 2.00 PER SHARE

(Title of Class of Securities)

(CUSIP Number)

DECEMBER 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No.

1.	Names of Reporting Persons: SIEMENS AKTIENGESELLSCHAFT		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see Instructions):
	(a)	☐ NOT APPLICABLE
	(b)	☐ NOT APPLICABLE

3.	SEC Use Only:

4.	Citizenship or Place of Organization: FEDERAL REPUBLIC OF GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 242,737,632

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 242,737,632

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 242,737,632

10.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ NOT APPLICABLE

11.	Percent of Class Represented by Amount in Row (11): 38.8%

12.	Type of Reporting Person (See Instructions): HC, CO

13G

1.	Names of Reporting Persons: SIEMENS NEDERLAND N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ NOT APPLICABLE
	(b)	☐ NOT APPLICABLE

3.	SEC Use Only:

4.	Citizenship or Place of Organization: THE NETHERLANDS

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 200,487,368

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 200,487,368

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,487,368

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ NOT APPLICABLE

11.	Percent of Class Represented by Amount in Row (11): 32.1%

12.	Type of Reporting Person (See Instructions): HC, CO

13G

Item 1.
	(a)	Name of Issuer:
INFINEON TECHNOLOGIES AG
	(b)	Address of Issuer's Principal Executive Offices:
ST.-MARTIN-STRASSE 53 D-81541 MUNICH, GERMANY

Item 2.
	(a)	Name of Person Filing:
SIEMENS AKTIENGESELLSCHAFT (“SIEMENS AG”)
SIEMENS NEDERLAND N.V. (“SIEMENS NEDERLAND”)

Siemens Nederland owns 200,487,638 ordinary shares of the Issuer. Siemens AG owns 100% of the ownership interests in Siemens Nederland. Accordingly, securities owned by Siemens Nederland may be regarded as being beneficially owned by Siemens AG.
	(b)	Address of Principal Business Office or, if None, Residence:
For Siemens AG: WITTELSBACHERPLATZ 2 D - 80333 MUNICH, GERMANY For Siemens Nederland: NL-Den Haag 2500, P.O. Box 16068
	(c)	Citizenship:
For Siemens AG: FEDERAL REPUBLIC OF GERMANY For Siemens Nederland: THE NETHERLANDS
	(d)	Title of Class of Securities:
ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF €2.00 PER SHARE
	(e)	CUSIP Number:

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
443,225,000
(b) Percent of class:
70.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
443,225,000
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
443,225,000
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 12, 2001

Company Name(s):

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ NIELS HARTWIG
Title:	Corporate Legal Counsel

By:	/s/ OTMAR SCHMIDT
Title:	Corporate Finance and Treasury (Companies)

SIEMENS NEDERLAND N.V.

By:	/s/ THOMAS M. COHN
Title:	Chairman of the Managing Board

By:	/s/ JEAN CLAUDE KIEFFER
Title:	Financial Director and Member of the Managing Board

EXHIBIT INDEX

EXHIBIT	Description

EXHIBIT A	Agreement of Joint Filing, dated as of February 12, 2001, by and between Siemens Aktiengesellschaft and Siemens Nederland N.V.

EXHIBIT A

AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Ordinary Shares of Infineon AG and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 12, 2001.

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ NIELS HARTWIG
Corporate Legal Counsel

By:	/s/ OTMAR SCHMIDT
Corporate Finance and Treasury (Companies)

SIEMENS NEDERLAND N.V.

By:	/s/ THOMAS M. COHN
Chairman of the Managing Board

By:	/s/ JEAN CLAUDE KIEFFER
Financial Director and Member of the Managing Board

EXHIBIT C
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFINEON TECHNOLOGIES AG

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF €2.00 PER SHARE

(Title of Class of Securities)

45662N1037

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 45662N1037

1.	Names of Reporting Persons: SIEMENS AKTIENGESELLSCHAFT		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ NOT APPLICABLE
	(b)	☐ NOT APPLICABLE

3.	SEC Use Only:

4.	Citizenship or Place of Organization: FEDERAL REPUBLIC OF GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 200,000,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
200,000,000

Pursuant to an agreement dated December 5, 2001 between Siemens AG and First Union Trust Company, N.A., as trustee, these 200,000,000 shares were transferred into a trust. Under the terms of the trust, Siemens has irrevocably relinquished its voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. Siemens continues to be entitled to all the benefits of economic ownership of the shares held by the trustee.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
☒

Excludes 91,325,225 shares held by Siemens Pension-Trust e.V. (the German pension trust of Siemens AG) as of December 31, 2001, pursuant to a transfer of shares from Siemens AG on April 26, 2001, as to which shares Siemens AG disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

11.	Percent of Class Represented by Amount in Row (9): 28.9%

12.	Type of Reporting Person: HC, CO

13G

1.	Names of Reporting Persons: SIEMENS NEDERLAND N.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐ NOT APPLICABLE
	(b)	☐ NOT APPLICABLE

3.	SEC Use Only:

4.	Citizenship or Place of Organization: THE NETHERLANDS

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 126,299,775

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 126,299,775

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 126,299,775

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 18.2%

12.	Type of Reporting Person (See Instructions): HC, CO

13G

Item 1.
	(a)	Name of Issuer:
INFINEON TECHNOLOGIES AG
	(b)	Address of Issuer's Principal Executive Offices:
ST.-MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY

Item 2.
	(a)	Name of Person Filing:
SIEMENS AKTIENGESELLSCHAFT (“SIEMENS AG”)

SIEMENS NEDERLAND N.V. (“SIEMENS NEDERLAND”)

Siemens Nederland owns 126,299,775 ordinary shares of the Issuer. Siemens AG owns 100% of the ownership interests in Siemens Nederland. Accordingly, securities owned by Siemens Nederland may be regarded as being beneficially owned by Siemens AG.
	(b)	Address of Principal Business Office or, if none, Residence:
For SIEMENS AG: WITTELSBACHERPLATZ 2, D-80333 MUNICH, GERMANY For SIEMENS NEDERLAND: NL – Den Haag 2500, P.O. BOX 16068
	(c)	Citizenship:
For SIEMENS AG: FEDERAL REPUBLIC OF GERMANY For SIEMENS NEDERLAND: THE NETHERLANDS
	(d)	Title of Class of Securities:
ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF €2.00 PER SHARE
	(e)	CUSIP Number:
45662N1037

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
326,299,775

Of these shares, 126,299,775 are held by Siemens Nederland and 200,000,000 are held in trust pursuant to a trust agreement dated December 5, 2001 between Siemens AG and First Union Trust Company, N.A., as trustee. Under the terms of the trust, Siemens has irrevocably relinquished its voting rights in those shares and the trustee is not permitted to vote the shares it holds in trust. Siemens continues to be entitled to all the benefits of economic ownership of the shares held by the trustee.
(b) Percent of class:
47.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
126,299,775
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
326,299,775
(iv) Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 8, 2002

Company Name(s):

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ Niels Hartwig
Name:	Niels Hartwig
Title:	Corporate Legal Counsel

By:	/s/ Dr. Otmar Schmitt
Name:	Dr. Otmar Schmitt
Title:	Corporate Finance Treasury

SIEMENS NEDERLAND N.V.

By:	/s/ Thomas M. Cohn
Name:	Thomas M. Cohn
Title:	Chairman of the Managing Board

By:	/s/ Jeanclaude Kieffer
Name:	Jeanclaude Kieffer
Title:	Financial Director and Member of the Managing Board

EXHIBIT INDEX

Exhibit	Description

EXHIBIT A	Agreement of Joint Filing, dated as of January 8, 2002, by and between Siemens Aktiengesellschaft and Siemens Nederland N.V.

EXHIBIT A

AGREEMENT OF JOINT FILING

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Ordinary Shares of Infineon AG and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement.

     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of January 8, 2002.

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ Niels Hartwig
Name:	Niels Hartwig
Title:	Corporate Legal Counsel

By:	/s/ Dr. Otmar Schmitt
Name:	Dr. Otmar Schmitt
Title:	Corporate Finance Treasury

SIEMENS NEDERLAND N.V.

By:	/s/ Thomas M. Cohn
Name:	Thomas M. Cohn
Title:	Chairman of the Managing Board

By:	/s/ Jeanclaude Kieffer
Name:	Jeanclaude Kieffer
Title:	Financial Director and Member of the Managing Board